Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities

Registry under No. 42

Santiago (Chile), March 1st, 2023

Commission for the Financial Market

(Comisión para el Mercado Financiero)

PRESENT

To whom it may concern:

The undersigned, on behalf of the non-public corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market, which complements the information of interest previously published on the Company’s website as well as the material fact published the past February 8th.

Regarding the fires that have occurred this year in Chile in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos (the “Fires”), the information previously delivered to the market is hereby updated, given that the Company has approximately 47,000 hectares of potentially affected productive forest plantations in the area where the Fires have taken place.

Considering the information currently available, the wood that should be able to be recovered (based on past experiences) and the applicable insurance coverage, it is preliminary estimated that the impact of the Fires on the financial statements of the Company would be, as of the date hereof, approximately USD$50 million.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

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